Exhibit 99.1

GDS Announces Repurchase Right Notification for

2.00% Convertible Senior Notes due 2025

Shanghai, China, April 28, 2023 -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced that it is notifying holders of its 2.00% Convertible Senior Notes due 2025 (CUSIP Nos. 36165L AA6, 36165L AB4 & G3902L AA7) (the “Notes”) that pursuant to the Indenture dated as of June 5, 2018 (the “Indenture”) relating to the Notes by and between the Company and The Bank of New York Mellon, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on June 1, 2023 (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Tuesday, May 30, 2023.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, June 1, 2023, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. June 1, 2023 is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on June 1, 2023, the Company will pay accrued and unpaid interest on all of the Notes through May 30, 2023 to all holders who were holders of record as of 5:00 p.m., New York City time, on Monday, May 15, 2023, regardless of whether the Repurchase Right is exercised with respect to such Notes. As of April 28, 2023, there was US$299,990,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through the exercise of the Repurchase Right, the aggregate cash purchase price will be US$299,990,000.

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time, on Tuesday, May 2, 2023, and will terminate at 5:00 p.m., New York City time, on Tuesday, May 30, 2023. In order to exercise the Repurchase Right, a holder must follow the procedures set forth in the Company’s Notice of Optional Repurchase Right to holders (the “Repurchase Right Notice”), which is available through The Bank of New York Mellon. A copy of the Repurchase Right Notice is being sent to all holders of record of the Notes as of April 28, 2023. Holders may withdraw any previously surrendered Notes pursuant to the terms of the Repurchase Right Notice at any time prior to 5:00 p.m., New York City time, on Tuesday, May 30, 2023, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell the Notes or any other securities of the Company. The Notes may be repurchased only in accordance with the Company’s Repurchase Right Notice and related documents. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S REPURCHASE RIGHT NOTICE BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE REPURCHASE RIGHT.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited